CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Clifton Star Resources Inc.

We have audited the balance sheets of Clifton Star Resources Inc. as at June 30, 2009 and 2008 and the statements of operations and deficit and cash flows for the years ended June 30, 2009, 2008 and 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008 and the results of its operations and cash flows for the years ended June 30, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 27, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated October 27, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 27, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

CLIFTON STAR RESOURCES INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

	2009	2008

ASSETS

Current
Cash	$ 2,415,787	$ 5,722,950
Receivables	215,699	177,315
Prepaids	30,673	2,249

	2,662,159	5,902,514

Equipment (Note 4)	2,533	3,618

Deferred acquisition costs	-	1,000,000

Mineral properties and deferred exploration costs (Note 5)	19,384,946	5,079,074

	$ 22,049,638	$ 11,985,206

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 564,989	$ 1,186,552

Future income tax liability (Note 11)	2,115,000	150,500

	2,679,989	1,337,052

Shareholders' equity
Capital stock (Note 6)	20,031,338	11,463,262
Contributed surplus (Note 6)	4,559,561	1,504,109
Share subscriptions received in advance	-	897,089
Deficit	(5,221,250)	(3,216,306)

	19,369,649	10,648,154

	$ 22,049,638	$ 11,985,206

Nature of operations (Note 1)

Contingencies and commitments (Note 5 and 13)

Subsequent events (Note 15)

On behalf of the Board:

“Harry Miller”	Director	“Nick Segounis”	Director

The accompanying notes are an integral part of these financial statements

CLIFTON STAR RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2009	2008	2007

ADMINISTRATION EXPENSES
Amortization	$ 1,085	$ 177	$ 11
Consulting	109,519	51,733	-
Filing and transfer agent fees	101,401	88,379	28,126
Insurance	27,731	13,900	-
Investor relations	128,836	58,635	-
Management fees	108,000	45,000	-
Office and miscellaneous	57,446	12,067	2,393
Professional fees	278,895	165,399	42,037
Property investigation	1,404	-	-
Shareholder costs	22,137	10,059	417
Stock-based compensation (Note 6)	2,270,307	949,305	282,510
Travel and telephone	114,184	27,759	8,957

	(3,220,945)	(1,422,413)	(364,451)
OTHER ITEMS
Interest income	147,230	65,236	19,191

Loss before future income tax (recovery)	(3,073,715)	(1,357,177)	(345,260)

Future income tax recovery (Note 11)	1,068,771	833,798	-

Loss for the year	(2,004,944)	(523,379)	(345,260)

Deficit, beginning of year	(3,216,306)	(2,692,927)	(2,347,667)

Deficit, end of year	$ (5,221,250)	$ (3,216,306)	$ (2,692,927)

Basic and diluted loss per common share	$ (0.09)	$ (0.04)	$ (0.04)

Weighted average number of common shares outstanding	21,751,739	13,026,767	9,269,029

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,004,944)	$ (523,379)	$ (345,260)
Items not affecting cash
Amortization	1,085	177	11
Future income tax recovery	(1,068,771)	(833,798)	-
Stock-based compensation	2,270,307	949,305	282,510

Changes in non-cash working capital items:
Increase in receivables	(38,384)	(154,320)	(7,900)
(Increase) decrease in prepaids	(28,424)	1,038	(2,037)
Increase (decrease) in accounts payable and accrued liabilities	(26,513)	74,394	30,031

Net cash used in operating activities	(895,644)	(486,583)	(42,645)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	11,397,747	9,773,455	31,000
Share subscriptions received in advance	-	940,489	-

Net cash provided by financing activities	11,397,747	10,713,944	31,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	-	(3,771)	-
Deferred acquisition costs	-	(1,000,000)	(88,990)
Mineral property acquisition and deferred exploration costs	(13,809,266)	(3,992,174)	-

Net cash used in investing activities	(13,809,266)	(4,995,945)	(88,990)

Change in cash during the year	(3,307,163)	5,231,416	(100,635)

Cash, beginning of year	5,722,950	491,534	592,169

Cash, end of year	$ 2,415,787	$ 5,722,950	$ 491,534

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

1.

NATURE OF OPERATIONS

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.

SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the year.  Actual results could differ from those reported.

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is recorded on a declining balance basis at the following annual rates:

Computer equipment	30%
Office equipment	30%

Mineral properties and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related long-lived asset.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Flow-through common shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company.  Recording these expenditures for accounting purposes gives rise to taxable temporary differences.  When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance are recognized as a recovery of income taxes in the statement of operations.

3.

ADOPTION OF NEW ACCOUNTING POLICIES

New accounting pronouncements

Effective July 1, 2008 the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”).

(i)

Assessing going concern – Section 1400

The Accounting Standards Board (AcSB) amended Section 1400, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern.

(ii)

Capital disclosures – Section 1535

This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed.  Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (See Note 8 – Capital Management).

(iii)

Financial instruments – disclosure (Sections 3862) and presentation (Section 3863)

These new standards require additional disclosures to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance.  In addition, qualitative and quantitative disclosures are provided to enable users to evaluate the nature and extent of risks arising from financial instruments (See Note 10 – Financial Instruments).

(iv)

EIC 174 – Mineral property expenses

The AcSB issued EIC-174, "Mining Exploration Costs" which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The standard applies to financial statements issued after March 27, 2009.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

3.

ADOPTION OF NEW ACCOUNTING POLICIES (cont’d…)

Future changes in accounting policies

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, will be withdrawn.  The Company is to adopt the policy effective July 1, 2009.  Management is currently assessing the impact of this new accounting standard on the financial statements.

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is not applicable for the Company’s interim and annual financial statements as it does not have any subsidiaries.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

4.

EQUIPMENT

		2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	2,627	$ 890	$ 1,737	$ 2,627	$ 146	$ 2,481
Office equipment	9,557	8,761	796	9,557	8,420	1,137

	$ 12,184	$ 9,651	$ 2,533	$ 12,184	$ 8,566	$ 3,618

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Central duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

The optionor will retain a 2% Net Smelter Return Royalty (“NSR”).

Duquesne property

The Company signed an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007) whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($1,350,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

Duquesne property (cont’d…)

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.

In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

As per the agreements, the Company will acquire 100% of the issued and outstanding shares of the three companies at the following terms:

i)

cash payment of $400,000 to Beattie, $200,000 to 2699681, and $400,000 to 2588111 upon signing the agreements.  On October 1, 2008, the Company transferred $1,000,000 of deferred acquisition costs paid during the fiscal year ended June 30, 2008 to mineral property acquisition costs.  The $1,000,000 was allocated as follows:  $400,000 to the Beattie Property, $400,000 to the Donchester Property and $200,000 to the Dumico Property.

ii)

cash payment of $3,600,000 to Beattie, $1,800,000 to 2699681, and $3,600,000 to 2588111 of which $500,000 was due on December 1, 2008 (paid).  Upon the Company’s confirmation of its intention to proceed with the acquisition, the remaining $8,500,000 will be due on July 1, 2009.  On April 8, 2009, the Company renegotiated with the optionor to extend the payment due date to December 1, 2009.

iii)

cash payment of $16,000,000 to Beattie, $8,000,000 to 2699681 and $16,000,000 to 2588111 to complete the acquisition, the date of which should be within 12 months from the confirmation date.

iv)

cash bonus of $6,000,000 to Beattie and $6,000,000 to 2588111 if at any time after the closing of the acquisition, there is a minimum of 2,000,000 ounces of gold drill inferred on Beattie and 258111’s properties and confirmed by a pre-feasibility report prepared by an accredited engineering firm which report would be compliant with NI43-101.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2009	Beattie Property	Central Duparquet Property	Donchester Property	Dumico Property	Duquesne Property	Total

Acquisition costs, beginning of year	$ -	$ -	$ -	$ -	$ 918,500	$ 918,500
Additions during the year	600,000	400,000	600,000	300,000	735,000	2,635,000

Acquisition costs, end of year	600,000	400,000	600,000	300,000	1,653,500	3,553,500

Deferred exploration costs, beginning of year	$ -	$ -	$ -	$ -	$ 4,160,574	$ 4,160,574

Additions during the year:
Assays	283,157	-	107,007	8,795	61,595	460,554
Camp costs	57,632	-	8,298	1,510	34,920	102,360
Consulting	49,674	-	9,837	-	-	59,511
Drilling	4,137,779	-	3,984,341	216,516	952,493	9,291,129
Field expenditures	152,707	608	42,882	5,206	141,079	342,482
Field personnel	217,515	-	108,528	11,928	77,730	415,701
Geological consulting	443,968	11,876	207,016	21,195	220,077	904,132
Geophysical	-	-	-	-	7,905	7,905
Line-cutting	5,816	-	5,000	-	-	10,816
Mapping	12,230	-	12,230	-	14,611	39,071
Miscellaneous	-	-	-	-	3,844	3,844
Mobilization and demobilization	-	-	-	-	16,673	16,673
Travel, transport and freight	852	-	852	-	14,990	16,694

Total additions during the year	5,361,330	12,484	4,485,991	265,150	1,545,917	11,670,872

Deferred exploration costs, end of year	5,361,330	12,484	4,485,991	265,150	5,706,491	15,831,446

Total mineral property and deferred exploration costs	$ 5,961,330	$ 412,484	$ 5,085,991	$ 565,150	$ 7,359,991	$ 19,384,946

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

2008	Duquesne Gold Project

Acquisition costs, beginning of year	$ -
Additions during the year	918,500

Acquisition costs, end of year	918,500

Deferred exploration costs, beginning of year	-

Additions during the year:
Assays	43,579
Camp costs	30,111
Drilling	3,426,759
Due diligence	52,429
Equipment rental	1,170
Field expenditures	148,726
Field personnel	184,554
Geological consulting	199,514
Geophysical	17,409
Line-cutting	5,532
Mapping	7,000
Miscellaneous	704
Mobilization and demobilization	15,629
Property leases and taxes	5,903
Travel, transport and freight	21,555

Deferred exploration costs, end of year	4,160,574

Total mineral property and deferred exploration costs	$ 5,079,074

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized:
100,000,000 common shares, no par value

Issued:
Balance as at June 30, 2007	9,335,330	$ 3,004,264	$ 254,401
Flow-through private placements	4,239,225	6,499,988	-
Non-flow through private placement	500,000	1,000,000	-
Finder’s fees	233,388	401,027	-
Shares issued for mineral property	10,000	18,500	-
Exercise of stock options	636,500	362,445	(149,645)
Exercise of agent’s options	199,999	422,432	(272,433)
Exercise of warrants	2,199,997	2,199,997	-
Stock-based compensation	-	-	949,305
Share issue costs	-	(1,461,093)	722,481
Tax benefits renounced to flow-through share subscribers	-	(984,298)	-

Balance as at June 30, 2008	17,354,439	11,463,262	1,504,109
Flow-through private placements	4,023,250	8,027,349	-
Non-flow through private placement	2,057,605	4,999,980	-
Finder’s fees	304,042	787,155	-
Exercise of stock options	77,500	111,220	(46,970)
Stock-based compensation	-	-	2,270,307
Share issue costs	-	(2,324,357)	832,115
Tax benefits renounced to flow-through share subscribers	-	(3,033,271)	-

Balance as at June 30, 2009	23,816,836	$ 20,031,338	$ 4,559,561

Share issuances

During the year ended June 30, 2009:

i)

On July 2, 2008, the Company completed a non-brokered private placement of 284,998 flow through units ("FT units") at $2.20 per unit for gross proceeds of $626,995.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years.  The Company paid a finder's fee of 14,250 common shares valued at $40,185 and 28,500 agent's options (granted on June 24, 2008, valued at $43,400) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $31,350 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

ii)

On July 16, 2008, the Company completed a non-brokered private placement of 1,082,248 flow through units ("FT units") at $2.31 per unit for gross proceeds of $2,499,993.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.70 per share for a period of two years.  The Company paid a finder's fee of 54,112 common shares valued at $146,102 and 108,224 agent's options valued at $153,602 that are exercisable into units (non-FT) at $2.31 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $125,000 in due diligence fees and $3,054 in legal fees which were recorded as share issue costs.

iii)

On July 16, 2008, the Company completed a non-brokered private placement of 100,000 flow through units ("FT units") at $2.45 per unit for gross proceeds of $245,000.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.95 per share for a period of two years.  The Company paid a finder's fee of 5,000 common shares valued at $13,500 and 10,000 agent's options valued at $13,775 that are exercisable into units (non-FT) at $2.45 per unit for a two year period until July 16, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $12,250 in due diligence fees which were recorded as share issue costs.

iv)

On September 29, 2008, the Company completed a non-brokered private placement of 499,995 flow-through units (“FT units”) at $3.00 per unit for gross proceeds of $1,499,985 and 2,057,605 non-flow through units (“non-FT units”) at $2.43 per unit for gross proceeds of $4,999,980.  Each FT unit comprises one flow-through common share (“FT shares”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $3.30 until September 29, 2010.  Each non-FT unit comprises one flow-through common share (“non-FT share”) and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 until September 29, 2010.  The Company paid a finder’s fee of 127,880 common shares valued at $390,034 and 255,760 agent’s options valued at $416,998 that are exercisable into units (non-FT) at $2.43 per unit for a two year period until September 29, 2010 and each agent’s unit comprises of one non-flow through common share and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.85 per share until September 29, 2010.  The Company also paid $325,000 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

v)

On December 22, 2008, the Company completed a non-brokered private placement of 1,324,304 flow through units ("FT units") at $1.25 per unit for gross proceeds of $1,655,380.  Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $1.35 per share for a period of two years.  The Company paid a finder's fee of 66,215 common shares valued at $92,701 and 132,430 agent's options valued at $108,162 that are exercisable into units (non-FT) at $1.25 per unit for a two year period until December 22, 2010 and the units are under the same terms as those issued pursuant to the private placement.  The Company also paid $82,769 in due diligence fees and $1,500 in legal fees which were recorded as share issue costs.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

vi)

On May 6, 2009, the Company completed a private placement of 731,705 units, each unit consisting of one flow-through common share and one non-flow-through share purchase warrant, at a price of $2.05 per unit for gross proceeds of $1,499,995. Each warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The agent was paid a finder's fee of 36,585 non-flow-through common shares of the Company valued at $104,633.  The agent was also issued finder’s options valued at $139,578. The finder’s options are exercisable until May 6, 2011, to purchase 73,170 units at a price of $2.05 per finder's unit.  Each finder's unit consists of one non-flow-through common share of the Company and one non-flow-through share purchase warrant. Each finder's warrant is exercisable to purchase one non-flow-through common share of the Company at a price of $2.42 until May 6, 2011.  The Company also paid $75,000 in due diligence fees and $2,769 in legal fees which were recorded as share issue costs.

vii)

77,500 stock options were exercised at prices from $0.77 to $2.60 per share for total gross proceeds of $64,250.  In relation to the exercise, $46,970 of contributed surplus was transferred into share capital.

During the year ended June 30, 2008:

i)

On July 3, 2007, the Company completed a non-brokered private placement of 1,999,998 flow through units ("FT units") at $0.75 per unit for gross proceeds of $1,499,999. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $1 until April 3, 2008 and $1.25 until January 3, 2009. The Company paid finder's fees of 99,999 shares (valued at $74,999) and 199,999 non-FT agent's options (valued at $272,433), whereby each option is exercisable into one unit at $0.75 per unit until January 3, 2009 and each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $1 per share until April 3, 2008 or $1.25 per share until January 3, 2009. The Company also paid $75,000 in due diligence fees related to the private placement.

ii)

On October 9, 2007, the Company completed a non-brokered private placement of 612,243 flow through units ("FT units") at $2.45 per unit for gross proceeds of $1,499,995. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $2.60 per share until October 10, 2009. The Company paid a due diligence fee of $75,000, a finder's fee of 30,612 common shares (valued at $73,163) and 61,224 agent's options (valued at $87,125) that are exercisable into units (non-FT) at $2.45 per unit until October 10, 2009 and each unit comprises one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.60 per share until October 10, 2009.

iii)

On October 9, 2007, the Company completed a non-brokered private placement of 500,000 non flow through units ("units") at $2.00 per unit for gross proceeds of $1,000,000. Each unit comprises one common share ("shares") and one share purchase warrant entitling the holder to acquire one additional common share at the exercise price of $2.10 per share until October 10, 2009. The Company paid a due diligence fee of $50,000, a finder's fee of 25,000 common shares (valued at $59,750) and 50,000 agent's options (valued at $75,892) exercisable into units (non-FT) at $2.00 per unit until October 10, 2009 and each unit comprises one common share and one non-flow through share purchase warrant entitling the holder to acquire one additional share of the Company at the exercise price of $2.10 per share until October 10, 2009.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

iv)

On April 14, 2008, the Company completed a non-brokered private placement of 793,746 flow through units ("FT units") at $2.10 per unit for gross proceeds of $1,666,867. Each FT unit comprises one flow through common share ("FT shares") and one non-flow through share purchase warrant entitling the holder to acquire one non-FT share of the Company at the exercise price of $2.30 per share for a period of two years. The Company paid a finder's fee of 36,115 common shares (valued at $86,876) and 72,231 agent's options (valued at $107,170) exercisable into units (non-FT) at $2.10 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $83,344 in due diligence fees related to the private placement.

v)

On June 9, 2008, the Company completed a non-brokered private placement of 833,238 flow through units ("FT units") at $2.20 per unit for gross proceeds of $1,833,124. Each unit comprises one flow through common share ("FT shares") and one non-FT share purchase warrant entitling the holder to acquire one common share at the exercise price of $2.50 per share for a period of two years. The Company paid a finder's fee of 41,662 common shares (valued at $106,238) and 83,323 agent's options (valued at $136,461) exercisable into units (non-FT) at $2.20 per unit for a two year period and the units are under the same terms as those issued pursuant to the private placement. The Company also paid $91,656 in due diligence fees related to the private placement.

vi)

636,500 of stock options were exercised at prices from $0.22 to $0.77 per share for total gross proceeds of $212,800.  In relation to the exercise, $149,645 of contributed surplus was transferred into share capital.

vii)

199,999 of agent’s options were exercised at $0.75 per share for gross proceeds of $149,999. In relation to the exercise, $272,433 of contributed surplus was transferred into share capital.

viii)

2,199,997 of warrants were exercised at $1.00 per share for gross proceeds of $2,199,997.

Stock options

The Company adopted a stock option plan (the “Stock Option Plan) on December 28, 2007. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 5 years.  Within a one-year period, the number of options granted shall not exceed 20% of the issued and outstanding shares.  The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2007	711,500	$ 0.38
Granted	2,175,000	2.36
Exercised	(636,500)	0.33

Outstanding, June 30, 2008	2,250,000	2.31
Granted	1,540,000	2.72
Cancelled	(800,000)	2.25
Exercised	(77,500)	0.83

Outstanding, June 30, 2009	2,912,500	$ 2.58

Number of options exercisable, June 30, 2009	1,698,125	$ 2.52

Weighted average fair value of options granted during the year – $1.71 (2008 - $1.32; 2007 - $0.23)

As at June 30, 2009, the following incentive stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

300,000	$ 2.00	July 11, 2009 (subsequently expired)
100,000	2.50	October 19, 2009 (subsequently expired)
100,000	2.15	January 2, 2010
550,000	2.50	January 2, 2010
200,000	2.65	March 3, 2010
75,000	2.50	May 7, 2010
50,000	2.70	June 9, 2010
200,000	2.70	June 17, 2010
450,000	3.10	August 26, 2010
147,500	2.60	September 22, 2010
340,000	2.55	February 17, 2011
200,000	2.55	February 20, 2011
200,000	2.60	April 1, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options

Agent’s stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2007	-	$ -
Granted	495,277	1.61
Exercised	(199,999)	0.75

Outstanding, June 30, 2008	295,278	2.19
Granted	579,584	2.09

Outstanding, June 30, 2009	874,862	$ 2.13

Number of agent’s options exercisable, June 30, 2009	874,862	$ 2.13

Weighted average fair value of agent’s options granted during the year – $1.44 (2008 - $1.45; 2007 - $Nil)

As at June 30, 2009 the following agent stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

50,000	$ 2.00	October 9, 2009 (subsequently expired)
61,224	2.45	October 9, 2009 (subsequently expired)
47,619	2.10	April 2, 2010
24,612	2.10	April 14, 2010
83,323	2.20	June 6, 2010
28,500	2.20	June 24, 2010
108,224	2.31	July 16, 2010
10,000	2.45	July 16, 2010
255,760	2.43	September 29, 2010
132,430	1.25	December 22, 2010
73,170	2.05	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Agent’s options (cont’d…)

Agent’s options are valued at the time of grant using the Black-Scholes option-pricing model.  The following weighted average assumptions were used for the Black-Scholes valuation of agent’s options granted during the year:

	2009	2008	2007

Risk-free interest rate	2.16%	4.02%	-
Expected life of options	2 years	1.8 years	-
Annualized volatility	99.56%	117.12%	-
Dividend rate	0.00%	0.00%	-

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted.  The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model.

During the year ended June 30, 2009, the Company granted 1,540,000 (2008 – 2,175,000; 2007 – 1,248,000) stock options.  The total stock-based compensation calculated under the fair value method using the Black-Scholes option-pricing model was $2,616,274 (2008 - $2,841,120; 2007 - $282,510).  The Company expensed $2,270,307 (2008 - $949,305; 2007 - $282,510) leaving an unamortized balance of $1,779,631 (2008 - $1,891,815; 2007 - $Nil) to be recognized over the following two years.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the year:

	2009	2008	2007

Risk-free interest rate	2.02%	3.76%	4.13%
Expected life of options	2 years	2 years	1.26 years
Annualized volatility	100.98%	113.75%	147.68%
Dividend rate	0.00%	0.00%	0.00%

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, June 30, 2007	-	$ -
Warrants granted with private placements	5,024,223	1.84
Warrants granted due to exercise of agent’s options	199,999	1.00
Warrants exercised	(2,199,997)	1.00

Balance, June 30, 2008	3,024,225	2.40
Warrants granted with private placements	5,795,857	2.47

Balance, June 30, 2009	8,820,082	2.44

Exercisable at June 30, 2009	8,820,082	$ 2.44

As at June 30, 2009 the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

500,000	$ 2.10	October 9, 2009 (subsequently exercised)
612,243	2.60	October 9, 2009 (subsequently expired)
476,190	2.30	April 2, 2010
317,556	2.30	April 14, 2010
833,238	2.50	June 9, 2010
284,998	2.50	June 24, 2010
1,082,248	2.70	July 16, 2010
100,000	2.95	July 16, 2010
499,995	3.30	September 29, 2010
2,057,605	2.85	September 29, 2010
1,324,304	1.35	December 22, 2010
731,705	2.42	May 6, 2011

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

7.

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued $120,436 (2008 - $99,777; 2007 - $35,962) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $19,872 (2008 - $9,268; 2007 - $Nil) in geological consulting fees to Dean Rogers, a director of the Company.

c)

Paid or accrued $46,619 (2008 - $19,663; 2007 - $Nil) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $108,000 (2008 - $43,226; 2007 - $Nil) in management fees to Harry Miller, President and Director of the Company.

e)

Paid or accrued $Nil (2008 - $6,792; 2007 - $15,792) in legal fees to Hemsworth Schmidt, Barristers & Solicitors.  William Schmidt, a former director of the Company is a partner of Hemsworth Schmidt, Barristers & Solicitors.

f)

Paid or accrued due diligence fees of $651,369 (2008 – $375,000; 2007 - $Nil), issued 304,042 share units (2008 – 233,388; 2007 – Nil) valued at $787,155 (2008 - $401,027; 2007 - $Nil), and granted 579,584 agent’s options (2008 – 495,277; 2007 – Nil) valued at $875,516 (2008 - $722,481; 2007- $Nil) to the agent who, together with its principal shareholder, became significant shareholders of the Company during fiscal 2008.

Included in accounts payable is $4,000 (2008 – $4,000) for travel expenses due to Nick Segounis, a director of the Company.

Accounts payable also include $23,430 (2008 - $Nil) for geological consulting and expenses owed to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

The Company owes its Chief Financial Officer, Ian Beardmore $9,163 (2008 - $2,399) for consulting and expenses at June 30, 2009.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

8.

CAPITAL MANAGEMENT

The Company’s capital structure consists of cash, shareholders’ equity and short-term debt.  The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing, selling assets, and incurring debt.  Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  The Company invests all capital that is surplus to its immediate operational needs in short-term, high liquid, high-grade financial instruments.  There were no changes to the Company’s approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.  The Company does not currently have adequate sources of capital to complete its exploration plan, current obligations and ultimately the development of its business, and will need to raise adequate capital by obtaining equity financing, selling assets and incurring debt.  The Company may raise additional debt or equity financing in the near future to meet its current obligations.

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended June 30, 2009 were as follows:

a)

The Company issued 304,042 shares valued at $787,155 as finders’ fees related to private placements.

b)

The Company granted 579,584 agent’s options, valued at $832,115.

c)

The Company allocated $46,970 for exercised options from contributed surplus to capital stock.

d)

The Company recognized $2,270,307 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

e)

The Company accrued deferred exploration costs of $476,016 in accounts payable.

f)

The Company transferred $1,000,000 of deferred acquisition costs to mineral property acquisition costs.

The significant non-cash transactions during the year ended June 30, 2008 were as follows:

a)

The Company issued 233,388 shares valued at $401,027 as finders’ fees related to private placements.

b)

The Company granted 495,277 agent’s options, valued at $722,481.

c)

The Company allocated $149,645 for exercised options from contributed surplus to capital stock.

d)

The Company allocated $272,433 for exercised agent stock options from contributed surplus to capital stock.

e)

The Company recognized $949,305 of stock-based compensation due to incentive options, granted to directors, officers and consultants.

f)

The Company issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

9.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

a)

The Company accrued deferred exploration costs of $979,410 and share issuance costs of $91,656 in accounts payable.

The significant non-cash transactions during the year ended June 30, 2007 were as follows:

a)

The Company accrued deferred financing costs of $75,000 in accounts payable.

b)

The Company accrued deferred acquisition costs of $49,708 in accounts payable.

c)

The Company allocated $31,859 for stock options exercised during the year to capital stock from contributed surplus.

10.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is limited to the carrying amount on the balance sheet and arises from the Company’s cash and, receivables.

The Company’s cash are held through a major bank in Canada, which is a high credit-quality financial institution. Receivables are mainly taxes refundable from the government and interest receivable from the bank.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2009, the Company had current assets of $2,662,159 to settle current liabilities of $564,989. All of the Company’s accounts payable and accrued liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company’s cash balance has $1,860,000 in term deposits. The term deposits earn interest at 0.25% to 2.75% per annum. The Company does not have any interest bearing debt.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

10.

FINANCIAL INSTRUMENTS (cont’d…)

Market risk (cont’d…)

(b)

Foreign currency risk

The Company has no foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

11.

INCOME TAXES

Income tax expense (recovery) varies from the amount that would be computed by applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2009	2008	2007

Loss before income tax (recovery)	$ (3,073,715)	$ (1,357,177)	$ (345,260)

Expected income tax recovery	$ (929,799)	$ (445,290)	$ (121,255)
Non-deductible expenses	552,129	289,385	98,623
Unrecognized (recognized) benefit of non-capital losses and deferred resource expenses	(691,101)	(677,893)	22,632

Future income tax recovery	$ (1,068,771)	$ (833,798)	$ -

The significant components of the Company's future tax assets (liabilities) are as follows:

	2009	2008

Net operating loss carry forwards	$ 495,000	$ 185,600
Net capital loss carry forwards	35,000	37,800
Cumulative exploration and development expenses	(3,013,000)	(501,000)
Financing costs	403,000	164,900

	(2,080,000)	(112,700)
Less: valuation allowance	(35,000)	(37,800)

Net future income tax assets (liabilities)	$ (2,115,000)	$ (150,500)

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

11.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $1,972,000 which may be carried forward and applied against taxable income in future years.  These losses, if unutilized, will expire through 2029.  The Company also has approximately $140,000 in capital losses available for carry-forward indefinitely.  Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $2,308,000 available to reduce taxable income of future years.

During the fiscal year ended June 30, 2009, the Company issued 4,023,250 (2008 – 4,239,225; 2007 – Nil) common shares on a flow-through basis for gross proceeds of $8,027,353 (2008 - $6,499,988; 2007 - $Nil).  The flow-through agreements require the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties to the flow-through participants.  The Company recognized a future income tax liability of $2,115,000 (2008 - $150,500; 2007 - $Nil) and a charge of $3,033,271 (2008 - $984,298; 2007 - $Nil) to capital stock and a recovery of $1,068,771 (2008 - $833,798; 2007 - $Nil) of future income taxes.

12.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

13.

CONTINGENCY

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

		2009			2008
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 2,662,159	-	$ 2,662,159	$ 5,902,514	$ -	$ 5,902,514
Equipment	2,533	-	2,533	3,618	-	3,618
Deferred acquisition costs	-	-	-	1,000,000	-	1,000,000
Mineral properties and deferred exploration costs	19,384,946	(15,831,446)	3,553,500	5,079,074	(4,160,574)	918,500

	$ 22,049,638	$ (15,831,446)	$ 6,218,192	$ 11,985,206	$ (4,160,574)	$ 7,824,632

Current liabilities	$ 564,989	$ -	$ 564,989	$ 1,186,552	$ -	$ 1,186,552
Future income tax liabilities	2,115,000	-	2,115,000	150,500	602,002	752,502
Shareholders’ equity	19,369,649	(15,831,446)	3,538,203	10,648,154	(4,762,576)	5,885,578

	$ 22,049,638	$(15,831,446)	$ 6,218,192	$ 11,985,206	$ (4,160,574)	$ 7,824,632

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2009	2008	2007

Loss for the year, Canadian GAAP	$ (2,004,944)	$ (523,379)	$ (345,260)
Adjustments:
Deferred acquisition costs	-	-	(138,698)
Mineral properties and deferred exploration costs	(11,670,872)	(4,021,876)	-
Flow-through share discount	(1,300,202)	(2,039,998)	-
Future income tax recovery	(1,068,771)	(833,798)	-

Loss for the year, United States GAAP	$ (16,044,789)	$ (7,419,051)	$ (483,958)

Basic and diluted loss per common share, United States GAAP	$ (0.74)	$ (0.57)	$ (0.05)

Weighted average number of common shares outstanding, United States GAAP	21,751,739	13,026,767	9,269,029

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2009	2008	2007

Net cash used in operating activities,
Canadian GAAP	$ (895,644)	$ (486,583)	$ (42,645)
Mineral property and deferred exploration costs	(12,174,266)	(3,092,174)	(88,990)

Net cash used in operating activities, United States GAAP	$ (13,069,910)	$ (3,578,757)	$ (131,635)

Net cash provided by financing activities,
Canadian GAAP and United States GAAP	$ 11,397,747	$ 10,713,944	$ 31,000

Net cash used in investing activities, Canadian GAAP	$ (13,809,266)	$ (4,995,945)	$ (88,990)
Mineral property and deferred exploration costs	12,174,266	3,092,174	88,990

Net cash used in investing activities, United States GAAP	$ (1,635,000)	$ (1,903,771)	$ -

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.  As a result, the Company expensed $11,670,872 (2008 - $4,021,876; 2007 - $138,698) in exploration expenses incurred during the year for US GAAP purpose.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under US GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Flow-through shares (cont’d…)

During the year ended June 30, 2009, the Company issued 4,023,250 (2008 – 4,239,225; 2007 - $Nil) flow-through share units for total proceeds of $8,027,349 (2008 - $6,499,998; 2007 - $Nil).  Under US GAAP, a discount of $1,300,202 (2008 - $2,039,998; 2007 - $Nil) has been recorded and charged to the statement of operations for flow-through shares issued at a price lower than the market price of the Company’s stock and the proceeds of which has been spent on exploration during the year. A premium of $Nil (2008 - $602,002; 2007 - $Nil) has been recorded as future income tax liabilities for flow-through shares issued at a price higher than the market price of the Company’s stock.  The premium of $602,002 of fiscal 2008 was charged to the statement of operations as the flow-through share proceeds are spent in the year ended June 30, 2009.  There were no flow-through share issuances during the year ended June 30, 2007.

Impact of recent United States accounting pronouncements

i)

In December 2007, the Financial Accounting Standard Board (FASB) issued SFAS No. 141R, Business combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be expensed. This statement will be effective for the Company’s 2010 fiscal year. The Company is currently assessing the impact of the adoption of the new accounting standard.

ii)

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS 160”).  SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests).  SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value.  Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders’ equity.  The Company would also be required to present any net income allocable to non-controlling interests and net operations.  SFAS 160 is effective for the Company’s 2010 fiscal year, except for the presentation and disclosure requirements, which will be applied retroactively.  The Company is currently assessing the impact of the adoption of the new accounting standard.

iii)

In March 2008, the FASB issued SFAS No. 161, Disclosure and Derivative Instruments and Hedging Activities (“SFAS 161”).  SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows.  SFAS 161 is effective for the Company’s 2010 fiscal year.  Early adoption is permitted.  The Company is currently reviewing the provisions of SFAS 161.  However, as the provisions of SFAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of SFAS 161 will have a material impact on its operating results, financial position or cash flows.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

iv)

In June 2009, the FASB issued SFAS No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162". The FASB Accounting Standards Codification ("Codification") will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. The Company is evaluating the impact the adoption of SFAS 168 will have on its financial statements.

15.

SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2009:

Expired stock options

On July 11, 2009, 300,000 stock options exercisable at $2.00 per share expired unexercised.

On October 19, 2009, 100,000 stock options exercisable at $2.50 per share expired unexercised.

Granted stock options

On September 8, 2009, the Company granted 450,000 stock options to a director and a consultant which are exercisable at $2.30 per share until September 8, 2011.

Expired agent options

On October 9, 2009, 50,000 agent options exercisable at $2.00 per share expired unexercised.

On October 9, 2009, 61,224 agent options exercisable at $2.45 per share expired unexercised.

Exercised warrants

On October 9, 2009, the Company received $1,050,000 from the exercise of 500,000 warrants at $2.10 per share with an October 9, 2009 expiry date.

The Company has evaluated subsequent events through to October 27, 2009.